Exhibit 99.1

www.casipharmaceuticals.com

CASI PHARMACEUTICALS ANNOUNCES

SECOND QUARTER 2023 BUSINESS AND FINANCIAL UPDATES

BEIJING, China (August 11, 2023) CASI Pharmaceuticals, Inc. (Nasdaq: CASI), a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today reported financial results for the quarter ended June 30, 2023.

Wei-Wu He, Ph.D., CASI’s Chairman and Chief Executive Officer, commented, “We are pleased to report $9.8 million sales revenue for the second quarter of 2023. This is a 15% increase compared to the same period last year and an 18% of increase from the first quarter of 2023.”

Dr. He continued, “Advancement, development, and commercialization of the portfolio remains our strategic focus. We have achieved a major milestone with our partner Juventas Biotechnology (Tianjin) Co., Ltd. (“Juventas”) on the CNCT-19 CAR-T Cell therapy. CNCT-19’s New Drug Application (NDA) was accepted by National Medical Products Administration (NMPA) in December 2022. We are now diligently preparing for the anticipated CNCT-19 launch in China. We are advancing the clinical development of BI-1206 in combination with rituximab and presently undertaking the enrollment of patients for the second cohort of the phase I trial in China. We are transitioning the development of CID-103 into China for the malignant hematology indications. In addition, we acquired global rights for CB-5339 from Cleave Therapeutics in July. On August 1st, we announced the transfer of license of Folotyn® in China from Mundipharma International Corporation Limited, Mundipharma Medical Company, and Acrotech Biopharma Inc. We continue to advance our portfolio by executing on several milestones as well as bringing in new potential opportunities for synergy in the quarters ahead.”

Second Quarter 2023 Financial Highlights

•	Revenue was $9.8 million for the three months ended June 30, 2023, compared to $8.6 million for the three months ended June 30, 2022.

•	Costs of revenues were $4.0 million for the three months ended June 30, 2023, compared to $3.6 million for the three months ended June 30, 2022.

•	Research and development expenses for the three months ended June 30, 2023 were $2.6 million, compared with $3.9 million for the three months ended June 30, 2022.

•	General and administrative expenses for the three months ended June 30, 2023 were $7.7 million, compared with $5.5 million for the three months ended June 30, 2022. The increase was mainly attributable to the $2.2 million share-based compensation expenses allocated to general and administrative expenses related to the Company’s modification to certain share options granted under the 2011 Long-Term Incentive Plan and 2021 Long-Term Incentive Plan.

•	Selling and marketing expenses for the three months ended June 30, 2023 were $4.8 million, compared with $3.4 million for the three months ended June 30, 2022. The increase was mainly attributable to travel and conference expenses incurred for our commercial activities.

•	As of June 30, 2023, CASI had cash, cash equivalents and short term investments of $36.8 million.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly-owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the outlook for expectations for future financial or business performance, strategies, expectations, and goals. Forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and no duty to update forward-looking statements is assumed. Actual results could differ materially from those currently anticipated due to a number of factors, including: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy in China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates, including with respect to BI-1206, CB-5339 and CID-103; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration (FDA), National Medical Products Administration (NMPA), or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates, including with respect to our partnerships with Juventas and BioInvent; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholders and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Wuxi. Such factors, among others, could have a material adverse effect upon our business, results of operations, and financial condition. We caution readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. Additional information about the factors and risks that could affect our business, financial condition, and results of operations, are contained in our filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Mundipharma International Corporation Limited and its affiliates.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

Phone: 240.864.2643

Email: ir@casipharmaceuticals.com

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CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30, 2023	December 31, 2022
Current assets:
Cash and cash equivalents	16,915	47,112
Short-term investments	19,851	1,462
Investment in equity securities, at fair value	2,028	2,763
Accounts receivable	12,529	12,973
Inventories	7,767	6,138
Prepaid expenses and other	1,914	2,975
Total current assets	61,004	73,423

Term deposit, non current	-	3,065
Property and equipment, net	10,122	11,831
Intangible assets, net	537	1,063
Long-term investments	3,636	4,398
Right of use assets	1,368	1,398
Other assets	1,207	1,056
Total assets	77,874	96,234

Current liabilities:
Accounts payable	2,374	3,289
Accrued and other current liabilities	9,533	11,816
Income tax payable	-	1,900
Total current liabilities	11,907	17,005

Other liabilities	12,124	12,297
Total liabilities	24,031	29,302

Redeemable noncontrolling interest, at redemption value	21,617	22,358

Shareholders' equity:
Ordinary shares	1	1
Additional paid-in capital	695,224	691,766
Treasury shares	(9,604)	(9,330)
Accumulated other comprehensive loss	(1,594)	(703)
Accumulated deficit	(651,801)	(637,160)
Total shareholders' equity	32,226	44,574

Total liabilities, redeemable noncontrolling interest and shareholders' equity	77,874	96,234

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenues
Product sales	9,820	8,550	18,167	17,575
Lease income from a related party	-	23	-	60
Total revenues	9,820	8,573	18,167	17,635

Costs of revenues	3,986	3,550	7,364	7,308

Gross profit	5,834	5,023	10,803	10,327

Research and development	2,614	3,851	5,148	7,843
General and administrative	7,701	5,520	13,446	10,845
Selling and marketing	4,820	3,398	8,782	6,675
Foreign exchange loss (gain)	44	(1,355)	(15)	(1,688)
Total operating expense	15,179	11,414	27,361	23,675

Loss from operations	(9,345)	(6,391)	(16,558)	(13,348)

Interest income, net	139	40	341	114
Changes in fair value of investments	(938)	(1,153)	(1,078)	(2,708)
Other income	89	11	1,426	49
Net loss before share of net loss in an equity investee	(10,055)	(7,493)	(15,869)	(15,893)
Income tax expense	-	-	-	-
Share of net loss in an equity investee	(15)	-	(32)	-
Net loss	(10,070)	(7,493)	(15,901)	(15,893)
Less: loss attributable to redeemable noncontrolling interest	(593)	(548)	(1,260)	(965)
accretion to redeemable noncontrolling interest redemption value	762	735	1,607	1,348
Net loss attributable to CASI Pharmaceuticals, Inc.	(10,239)	(7,680)	(16,248)	(16,276)

Weighted average number of ordinary shares outstanding (basic and diluted)	13,344,548	13,606,130	13,341,897	13,700,282
Net loss per share (basic and diluted)	(0.77)	(0.56)	(1.22)	(1.19)

Comprehensive loss:
Net loss	(10,070)	(7,493)	(15,901)	(15,893)
Foreign currency translation adjustment	(2,177)	(3,541)	(1,979)	(3,293)
Total comprehensive loss	(12,247)	(11,034)	(17,880)	(19,186)

Less: comprehensive loss attributable to redeemable noncontrolling interest	(1,789)	(1,800)	(2,348)	(2,144)
Comprehensive loss attributable to ordinary shareholders	(10,458)	(9,234)	(15,532)	(17,042)